Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. will be held on Thursday, March 27, 2025, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1. Election of a Director and Approval of Options Grant

To elect Mr. Natan Israeli to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is the earlier, and to approve a grant of options to him in connection with his office as a director.

2. Approval of an amendment to the compensation terms of the Executive Chairman of the Company’s Board of Directors (the “Board”)

3. Approval of a grant Restricted Share Units (“RSUs”) to the Company’s Chief Executive Officer

4. Approval of a grant of RSUs to the non-executive members of the Company’s Board

5. Other business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than February 27, 2025. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on February 25, 2025 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Company’s Articles of Association (the “Articles”), any shareholder of the Company may submit to the Company, upon submission of a request, under the terms set forth in the Articles, the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, to include a matter on the agenda of a general meeting to be held in the future (a “Proposal Request”) to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 1 Hatachana Street, Kfar Saba, 4453001, Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than February 27, 2025.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: February 20, 2025

PARAZERO TECHNOLOGIES LTD.

1 HATACHANA STREET,

KFAR SABA, 4453001, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.02 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of a Special General Meeting of Shareholders (the “Notice”). The Meeting will be held on Thursday, March 27, 2025 at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to Parazero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1. Election of a Director

To elect Mr. Natan Israeli to serve as a Class I director of the Company until the third annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association (the “Articles of Association”) or any law, whichever is the earlier, and to approve a grant of options to him in connection with his office as a director.

2. Approval of an amendment to the compensation terms of the Executive Chairman of the Company’s Board of Directors (the “Board”)

3. Approval of a grant Restricted Share Units (“RSUs”) to the Company’s Chief Executive Officer

4. Approval of a grant of RSUs to the non-executive members of the Company’s Board

5. Other business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than February 27, 2025. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on February 25, 2025 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about February 28, 2025, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Proposal Requests

In accordance with the Company’s Articles of Association (the “Articles”), any shareholder of the Company may submit to the Company, upon submission of a request, under the terms set forth in the Articles, the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (together, the “Companies Law”), to include a matter on the agenda of a general meeting to be held in the future (a “Proposal Request”) to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 1 Hatachana Street, Kfar Saba, 4453001, Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than February 27, 2025.

OUTSTANDING VOTING SECURITIES AND QUORUM

On February 20, 2025, we had 16,679,631 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to one hour later, at the day and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

ITEM 1 — ELECTION OF A DIRECTOR AND APPROVAL OF OPTIONS GRANT

On December 11, 2024 our Board appointed Mr. Natan Israeli to serve as a Class I director until the next general meeting of the Company’s shareholders. Accordingly, our Board consists of seven directors. Our Articles of Association provide for a classified Board consisting of three classes of directors. Currently, Class I consists of two directors, one of whom is Mr. Natan Israeli, Class II consists of three directors and Class III consists of two directors.

We are seeking to have Mr. Natan Israeli elected to serve as a Class I director, whose term expires in the 2027 annual general meeting of shareholders.

Our Articles of Association provide that at the annual meeting of shareholders, directors will be elected to succeed those directors whose terms expire. Such elected directors shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Accordingly, the Class I director, if elected, shall be elected by our shareholders to serve until the 2027 annual meeting of shareholders, or until his respective successor shall have been elected and qualified. Each class is elected to serve a staggered three-year term.

Our Board has determined that each of Dr. Roy Borochov, Mr. Moshe Revach, Ms. Naama Falach Avrahamy, Mr. Yigal Shtief and Mr. Natan Israeli is qualified to serve as an independent director under the Nasdaq Stock Market Rules.

At the Meeting, you will be asked to approve the election of Mr. Israeli to serve as a Class I member of our Board.

If elected, Mr. Israeli will be entitled to receive the cash compensation other non-executive directors receive as well as a grant of options to purchase 15,131 Ordinary Shares (the “Options”) under our Global Share Incentive Plan (2022), as amended and in effect from time to time (the “Plan”), which Options may be exercised until the lapse of five (5) years from the date of their grant, subject to (i) vesting over a period of four (4) years commencing on December 11, 2024 (the date of his appointment by the Board) with 50% of such Options vesting on the second anniversary of the date of grant and afterwards, 6.25% of the number of Options shall vest upon the lapse of each subsequent three-month period following the grant; (ii) the exercise price per share of the Options will be $1.275 per share and the Options grant will be in accordance and pursuant to Section 102 of the Israel Income Tax Ordinance (New Version), 1961, in accordance with the Long-Term Non-Executive Directors Option Grant Scheme approved at the Company’s special general meeting held on November 2, 2023 (the “November 2023 SGM”). The terms of the Options grant are within the limitations set forth by the compensation policy for the Office Holders of the Company, as amended at the November 2023 SGM (the “Compensation Policy”)

Natan Israeli has served as a member of our Board since December 11, 2024. In addition, he has served as the Chief Customer Officer of Kaltura, Inc. (Nasdaq: KLTR) since November 2020 and as an executive officer since January 2024. Prior to joining Kaltura, throughout 2020, Mr. Israeli was the chief executive officer of Ambar A.M. Enterprise Ltd., which was active in the Israeli energy and infrastructure industries. Prior to that Mr. Israeli, a Brig. Gen. (Res.), served for three decades in the Israeli Air Force (IAF) as an officer and helicopter pilot. His last position was Head of the Personnel Directorate of the IAF from 2016 to 2020, in which capacity he was responsible for tens of thousands of people. Prior to that, Mr. Israeli held various senior positions, including the IAF’s CIO and head of its information systems from 2012 to 2014. Mr. Israeli holds a B.S. in biology and psychology from Bar-Ilan University in Israel and a Master’s Degree in Political Science and Government from the University of Haifa in Israel.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the ratification of the election of the director set forth above.

Proposed Resolutions

It is proposed that the following two items as one resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Natan Israeli to serve as Class I director of the Company until the 2027 annual meeting of shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier; and further

RESOLVED, to approve, subject to Mr. Israeli’s election, the grant of 15,131 options to purchase Ordinary Shares of the Company under the terms described in the proxy statement for the Special General Meeting of Shareholders.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 2 — APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, arrangements regarding the compensation of a director, including an executive chairman of a board of a public company require the approval of a company’s compensation committee, board of directors and shareholders, in that order.

On February 19, 2025, the Compensation Committee of the Board (the “Compensation Committee”) and the Board, respectively, approved and recommended the shareholders to approve the following:

●	an increase to the monthly fee payable to the Executive Chairman of our Board (the “Executive Chairman”), Mr. Amitay Weiss, such that his monthly fee will be increased from NIS 30,000 (approximately $8,500) per month to $10,000 per month (the “Updated Monthly Fee”); and

●	to grant to the Executive Chairman 167,796 RSUs, which will vest quarterly over a 27-month period, subject to Mr. Weiss’ continuous service as an Executive Chairman and further subject to the terms of the Plan (the “Chairman RSU Grant”).

When approving the Updated Monthly Fee and the Chairman RSU Grant, the Compensation Committee and Board determined that these proposed changes to the compensation of the Executive Chairman commensurate with his role in leading the Company and that they are within the limitations set forth in the Compensation Policy.

Required Approval

The affirmative vote of a majority of the shares voting on the matter is required to approve the Updated Monthly Fee and the Chairman RSU Grant.

Proposed Resolutions

It is proposed that the following two items be approved as one resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the monthly fee payable to our Executive Chairman such that the monthly fee payable to the Executive Chairman shall be $10,000; and further

RESOLVED, to approve the grant of 167,796 RSUs to the Executive Chairman, which will vest quarterly over a 27-month period, subject to the Plan.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 3 — APPROVAL OF A GRANT OF RSUS TO THE COMPANY’S
CHIEF EXECUTIVE OFFICER

At the Meeting, you will be asked to approve a grant of RSUs to Mr. Boaz Shetzer, the Company’s Chief Executive Officer (the “CEO”), who has been serving in such position since January 2022.

Pursuant to the Companies Law, in general, the terms of compensation of a chief executive officer need to be consistent with a company’s compensation policy and be approved by the company’s compensation committee of the board of directors and shareholders, in that order. However, the Companies Law also states that, under certain circumstances, a company’s compensation committee of the board of directors and the board of directors may approve the terms of compensation of a chief executive officer even if such were not approved by the shareholders of the company, based on detailed reasoning and after re-examining the proposed terms of compensation and evaluating, among other things, the opposition of the shareholders of the company to the approval of the proposed terms of compensation.

Our Compensation Committee and Board are recommending that our shareholders approve to grant the CEO 167,796 RSUs that will vest quarterly over a 36-month period, subject to Mr. Shetzer's continuous employment as the Company’s CEO and further subject to the terms of the Plan (the “CEO Grant”).

Our Compensation Committee and Board noted in their approval that the CEO Grant it reflects the major leadership role the CEO has in the Company, his significant contribution to the Company and is in the best interests of the Company and its shareholders. The Compensation Committee and Board further noted in their approval that the CEO Grant is within the limitation of our Compensation Policy.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the CEO Grant, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent (2%) of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. Under the Companies Law, a “Controlling Shareholder” for this purpose is any shareholder who has the ability to direct the Company’s actions (other than by means of being a director or office holder of the Company), including any shareholder holding twenty-five percent (25%) or more of the voting rights if no other shareholder owns more than fifty percent (50%) of the voting rights in the Company. A shareholder is presumed to be a Controlling Shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “Personal Interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, please notify Mr. Regev Livne, our Chief Financial Officer, at 1 Hatachana St., Kfar Saba, Israel; telephone: +972-50-275-3666, or by email office@parazero.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the CEO Grant, as described in the proxy statement for the Special General Meeting of Shareholders”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 4 — APPROVAL OF A GRANT OF RSUS TO THE NON-EXECUTIVE MEMBERS OF THE BOARD

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of a company’s compensation committee, board and shareholders, in that order. Under certain circumstances the approval of the shareholders requires meeting the standards of a special majority.

On February 19, 2025 the Compensation Committee and the Board approved, and recommended the shareholders to approve, the grant of 41,949 RSUs to each of our non-executive directors (not including our Executive Chairman of the Board), which will vest on a quarterly basis, over a 24-month period from the date of the Board approval, subject to each director’s continuous service as a director on the Board and further subject to the terms of the Plan (each such grant, a “Director Grant”). The grant of the Director Grant to Mr. Israeli shall be subject to his election under Item 1 of this proxy statement. In addition, on February 19, 2025 the Compensation Committee and the Board approved a grant of RSUs to purchase an aggregate of 972,879 ordinary shares certain Plan Participants, as defined in and subject to the terms of the Plan, which grants were effective as of the grant date and do not require shareholder approval.

The terms of the Director Grant exceed the limitations of our Compensation Policy, however, after considering the Company’s need for talented, dedicated and experienced members of the Board, high Board involvement in light of fund-raising efforts, the Company’s turnaround and changes in leadership as well as the high frequency of Board and committee meetings relative to similar companies in size and operations and the considerations set forth in Section 267(c)(2)(a) of the Companies Law while also taking into consideration the matters set forth in the first part to supplement A and the second part to such supplement to the Companies Law, the Compensation Committee and the Board concluded that it is in the best interest of the Company and its shareholders to approve, and recommend the shareholders to approve, the Director Grant.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Directors Grant, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent (2%) of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. For information regarding personal interests, the definition of a “controlling shareholder” under the Companies Law and other related voting procedures, please see Item 3 above under the caption “Required Approval”.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, please notify Mr. Regev Livne, our Chief Financial Officer, at 1 Hatachana St., Kfar Saba, Israel; telephone: +972-50-275-3666, or by email office@parazero.com. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Director Grant as described in the proxy statement for the Special General Meeting of Shareholders to each of the Company’s non-executive directors, which Director Grant exceeds the limitation set forth in the Compensation Policy, as the Director Grant is in the Company’s best interest.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 1 Hatachana Street, Kfar Saba, 4453001, Israel and whose telephone number is +972-50-275-3666. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 5, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 5, 2024, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than February 27, 2025. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Executive Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: February 20, 2025